December 29, 2005

Mr. Michael J. Anderson
President and Chief Executive Officer
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537

 Re: The Andersons, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
   File No. 0-20557

Dear Mr. Anderson:

     We have completed our review of your Form 10-K and do not, at
this time, have any further comments.

     Sincerely,

     April M. Sifford
     Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF CORPORATION FINANCE